Exhibit 99.1

 Renren Announces Unaudited Third Quarter 2014 Financial Results

BEIJING, China, November 20, 2014 — Renren Inc. (NYSE: RENN) (“Renren” or the “Company”), a leading real name social networking internet platform in China, today announced its unaudited financial results for the third quarter ended September 30, 2014.

Third Quarter 2014 Highlights

•                        Total net revenues were US$21.6 million, a 47.4% decrease from the corresponding period in 2013.

•                  Renren net revenues were US$13.5 million, a 34.5% decrease from the corresponding period in 2013.

•                  Games net revenues were US$8.1 million, a 60.5% decrease from the corresponding period in 2013.

•                  Gross profit was US$5.5 million, a 77.0% decrease from the corresponding period in 2013.

•                      Operating loss was US$95.7 million, compared to an operating loss of US$24.7 million in the corresponding period in 2013.

•                      Net loss attributable to the Company was US$38.1 million, compared to a net loss of US$24.6 million in the corresponding period in 2013.

•                      Adjusted net income (1) (non-GAAP) was US$29.3 million, compared to an adjusted net loss of US$19.7 million in the corresponding period in 2013.

“In this quarter, we continued to execute our strategy of focusing on our core business and core user base.  We recently divested the video business of 56.com and further streamlined our gaming operations. Meanwhile, we launched Renren Fenqi, a new service which provides credit financing to college students in China, as a new effort to monetize our user base,” commented Joseph Chen, Chairman and Chief Executive Officer. “The company is undergoing a challenging transition. But we remain committed to building the long term value for our shareholders through continuous transformation.”

Third Quarter 2014 Results

Total net revenues for the third quarter of 2014 were US$21.6 million, representing a 47.4% decrease from the corresponding period in 2013.

Renren net revenues were US$13.5 million, representing a 34.5% decrease from the corresponding period of 2013. Within Renren net revenues, online advertising revenues were US$8.8 million for the third quarter of 2014, a 40.3% decrease from the corresponding period of 2013. The decrease was due to the continuous migration of traffic to mobile and fierce competition. Internet Value-Added Services (IVAS) revenues were US$4.7 million, representing a 19.6% decrease from the corresponding period in 2013. Monthly unique log-in users in September 2014 was approximately 44 million, compared to approximately 50 million in September 2013.

(1)         Adjusted net income (loss) is a non-GAAP measure, which is defined as net income (loss) excluding share-based compensation expenses, amortization of intangible assets and impairment of intangible assets and goodwill.

Games net revenues were US$8.1 million for the third quarter of 2014, a 60.5% decrease from the corresponding period of 2013.  The decrease was mainly due to the lack of new titles and our previously launched games having reached their matured stages.

Cost of revenues was US$16.1 million, a 5.8% decrease from the corresponding period of 2013.

Operating expenses were US$101.2 million, a 107.7% increase from the corresponding period of 2013.

Selling and marketing expenses were US$12.0 million, a 22.5% decrease from the corresponding period of 2013. The decrease was primarily due to the decrease in advertising and promotions for online games plus decreased headcount and personnel related expense for Renren.

Research and development expenses were US$12.7 million, a 36.3% decrease from the corresponding period in 2013. The decrease was primarily due to headcount reduction and decrease in personnel related expenses.

General and administrative expenses were US$13.8 million, a 3.5% increase from the corresponding period in 2013.

Impairment of intangible assets and goodwill were US$13.7 million and US$46.9 million respectively.  The fair value of the intangible assets and goodwill of the Renren platform reporting unit, which included 56.com, were estimated based on the latest operating results and market conditions and the Company determined that such impairments were required.

Restructuring costs were US$2.1 million, representing the gaming business restructuring cost that occurred during the reporting quarter.

Share-based compensation expenses, which were all included in operating expenses, were US$6.6 million, compared to US$4.5 million in the corresponding period in 2013.

Operating loss was US$95.7 million, compared to an operating loss of US$24.7 million in the corresponding period in 2013. The increase of operating loss was primarily due to one-time impairment charges of intangible assets and goodwill.

Net loss attributable to the Company was US$38.1 million, compared to a net loss of US$24.6 million in the corresponding period in 2013.

Adjusted net income (non-GAAP) was US$29.3 million, compared to an adjusted net loss of US$19.7 million in the corresponding period in 2013. This was primarily due to the US$47.2 million earnings in equity method investments that were mainly derived from earnings in Japan Macro Opportunities Offshore Partners, LP.  Adjusted net income (loss) is defined as net income (loss) excluding share-based compensation expenses, amortization of intangible assets and impairment of intangible assets and goodwill.

Share Repurchase Program

On June 28, 2014, the Company announced a new share repurchase program to repurchase up to US$100 million of the Company’s ADSs.  During the third quarter of 2014, Renren repurchased approximately 4 million ADSs.

Subsequent Event

On October 28, 2014, the Company and Sohu.com Inc. entered into a definitive agreement, pursuant to which Sohu.com Inc. will acquire the Company’s 56.com online video business, excluding the online talent show Woxiu.  Subject to the satisfaction or waiver of the closing conditions provided in the definitive agreement, the parties expect to close this acquisition in the fourth quarter of 2014.

Business Outlook

The Company expects to generate revenues in an amount ranging from US$15 million to US$17 million in the fourth quarter of 2014, representing 44.6% to 51.1% year-over-year decline. This forecast reflects Renren’s current and preliminary view, which is subject to change.

Conference Call Information

Management will host an earnings conference call at 8:00 p.m. Eastern Time on Thursday, November 20, 2014 (Beijing/Hong Kong Time: 9:00 a.m., Friday, November 21, 2014).

Interested parties may participate in the conference call by dialing the numbers below and entering passcode 10-15 minutes prior to the initiation of the call.

Dial-in Information:

US: +1-845-507-1610

Hong Kong: +852-3051-2792

China: +86 800-870-0210

International: +61 2-8373-3610

Passcode: Renren

A replay of the call will be available for one week and dial-in information is as follows:

International: + 61 2-8199-0299

Passcode: 33240668

This call will be webcast live and the replay will be available on Renren’s corporate web site at http://ir.renren-inc.com for 12 months.

About Renren Inc.

Renren Inc. (NYSE: RENN) operates a leading real name social networking internet platform in China. It enables users to connect and communicate with each other, share information and user generated content, play online games, watch videos and enjoy a wide range of other features and services. Renren’s businesses primarily include the main social networking website renren.com and the game development and operating platform Renren Games. Renren.com had approximately 219 million activated users as of September 30, 2014. Renren’s American depositary shares, each of which represents three Class A ordinary shares, trade on NYSE under the symbol “RENN”.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook for the fourth quarter of 2014 and quotations from management in this announcement, as well as Renren’s strategic and operational plans, contain forward-looking statements. Renren may also make written or oral forward-looking statements in its filings with the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Renren’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our goals and strategies; our future business development, financial condition and results of operations; the expected growth of the social networking site market in China; our expectations regarding demand for and market acceptance of our services; our expectations regarding the retention and strengthening of our relationships with key advertisers and customers; our plans to enhance user experience, infrastructure and service offerings; competition in our industry in China; and relevant government policies and regulations relating to our industry. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Renren does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Renren’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Renren uses “adjusted net income (loss)” which is defined as “a non-GAAP financial measure” by the SEC, in evaluating its business. We define adjusted net income (loss) as net income (loss) excluding share-based compensation expenses, amortization of intangible assets and impairment of intangible assets and goodwill. We present adjusted net income (loss) because it is used by our management to evaluate our operating performance. We also believe that this non-GAAP financial measure provide useful information to investors and others in understanding and evaluating our consolidated results of operations in the same manner as our management and in comparing financial results across accounting periods and to those of our peer companies.

The presentation of this non-GAAP financial measure is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliation of non-GAAP results of operations measures to the comparable GAAP financial measures” at the end of this release.

For more information, please contact:

Cynthia Liu

Investor Relations

Renren Inc.

Tel: (86 10) 8448 1818 ext 1300

Email: ir@renren-inc.com

RENREN INC.

CONSOLIDATED BALANCE SHEETS (UNAUDITED)

(Amounts in US dollars, in thousands, except shares,	December 31,	September 30,
per shares, ADS, and per ADS data)	2013	2014

ASSETS

Current assets:
Cash and cash equivalents	$154,308	$169,500
Term deposits	492,699	570,680
Restricted Cash	—	2,060
Short-term investments	301,995	72,016
Accounts and notes receivable, net	15,958	16,125
Prepaid expenses and other current assets	34,080	25,433
Amounts due from related parties	62,411	405
Deferred tax assets-current	628	458
Equity method investment-current	60,508	—
Total current assets	1,122,587	856,677

Non-current assets:
Property and equipment, net	58,560	49,654
Intangible assets, net	27,397	12,935
Goodwill	61,407	13,700
Long-term investments	107,842	206,293
Deferred tax assets-non-current	1,109	1,560
Other non-current assets	6,784	23,707
Total non-current assets	263,099	307,849

TOTAL ASSETS	$1,385,686	$1,164,526

LIABILITIES AND EQUITY

Current liabilities:
Accounts payable	$10,170	$8,355
Accrued expenses and other payables	33,314	21,853
Amounts due to related parties	61,062	87
Deferred revenue and advance from customers	8,639	7,662
Derivative contract liabilities	—	2,866
Income tax payable	2,077	8,629
Total current liabilities	115,262	49,452

Non-current liabilities:
Other non-current liabilities	156	154
Total non-current liabilities	156	154

TOTAL LIABILITES	115,418	49,606

Shareholders’ Equity:
Class A ordinary shares	790	744
Class B ordinary shares	305	305
Additional paid-in capital	1,285,283	1,244,690
Statutory reserves	6,712	6,712
Accumulated deficit	(197,726)	(172,225)
Accumulated other comprehensive income	174,781	34,694

Total Renren Inc. shareholders’ equity	1,270,145	1,114,920

Noncontrolling Interests	123	—

TOTAL EQUITY	1,270,268	1,114,920

TOAL LIABILITIES AND EQUITY	$1,385,686	$1,164,526

RENREN INC.

CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

	For the Three Months Ended
(Amounts in US dollars, in thousands, except shares,	September 30,	June 30,	September 30,
per shares, ADS, and per ADS data)	2013	2014	2014

Net revenues
Renren	$20,682	$15,105	$13,556
Games	20,423	9,904	8,071
Total net revenues	41,105	25,009	21,627

Cost of revenues	(17,111)	(15,933)	(16,113)

Gross profit	23,994	9,076	5,514

Operating expenses:
Selling and marketing	(15,441)	(11,641)	(11,974)
Research and development	(19,922)	(13,379)	(12,689)
General and administrative	(13,373)	(14,007)	(13,837)
Impairment of intangible assets	—	(445)	(13,739)
Impairment of goodwill	—	—	(46,864)
Restructuring cost	—	—	(2,110)

Total operating expenses	(48,736)	(39,472)	(101,213)

Loss from operations	(24,742)	(30,396)	(95,699)

Other income	172	272	1,214
Exchange gain (loss) on offshore bank accounts	88	301	930
Interest income	3,111	2,897	3,261
Realized gain on short-term investments	31,756	85,994	4,602

Income (loss) before provision of income tax, earnings (loss) in equity method investments and noncontrolling interest, net of income taxes	10,385	59,068	(85,692)
Income tax (expenses) benefit	12	(591)	230

Income (loss) before earnings (loss) in equity method investments and noncontrolling interest, net of income taxes	10,397	58,477	(85,462)
(Loss) earnings in equity method investments, net of income taxes	(24,251)	(27,170)	47,217
Income (loss) from continuing operations	(13,854)	31,307	(38,245)

Discontinued operation
Loss from operations of discontinued operations, net of income taxes	(10,797)	—	—
Gain (loss) from discontinued operations, net of income taxes	(10,797)	—	—

Net income (loss)	(24,651)	31,307	(38,245)
Net loss attributable to noncontrolling interests	17	—	122

Net income (loss) attributable to Renren Inc.	$(24,634)	$31,307	$(38,123)

Net income (loss) per share from continuing operations attributable to Renren Inc.shareholders:
Basic	(0.01)	$0.03	$(0.04)
Diluted	(0.01)	$0.03	$(0.04)
Net income (loss) per share from discontinued operations attributable to Renren Inc.shareholders:
Basic	(0.01)	$—	$—
Diluted	(0.01)	$—	$—
Net income (loss) per share attributable to Renren Inc. shareholders:
Basic	(0.02)	$0.03	$(0.04)
Diluted	(0.02)	$0.03	$(0.04)
Net income (loss) attributable to Renren Inc. shareholders per ADS:
Basic	(0.07)	$0.09	$(0.11)
Diluted	(0.07)	$0.09	$(0.11)

Weighted average number of shares used in calculating net income (loss) per ordinary share from continuing operations attributable to Renren Inc. shareholders:
Basic	1,107,127,544	1,062,632,013	1,057,907,133
Diluted	1,107,127,544	1,072,951,501	1,057,907,133
Weighted average number of shares used in calculating net income (loss) per ordinary share from discontinued operations attributable to Renren Inc. shareholders:
Basic	1,107,127,544	1,062,632,013	1,057,907,133
Diluted	1,107,127,544	1,062,632,013	1,057,907,133

Reconciliation of Non-GAAP results of operations measures to the comparable GAAP financial measures

Adjusted net income (loss)

	For the Three Months Ended
	September 30,	June 30,	September 30,
(Amounts in US dollars, in thousands)	2013	2014	2014

Net income (loss)	$(24,651)	$31,307	$(38,245)
Add back: Shared-based compensation expenses	4,533	5,313	6,615
Add back: Amortization of intangible assets	394	308	324
Add back: Impairment of goodwill	—	—	46,864
Add back: Impairment of intangible assets	—	445	13,739
Adjusted net income (loss)	$(19,724)	$37,373	$29,297